EXHIBIT 21

Subsidiaries of Hub Group, Inc.

SUBSIDIARIES	JURISDICTION OF INCORPORATION/ORGANIZATION

Hub City Terminals, Inc.	Delaware
Hub Group Atlanta, LLC	Delaware
Hub Group Canada, L.P.	Delaware
Hub Group Associates, Inc.	Illinois
Hub Chicago Holdings, Inc.	Delaware
Hub Group Transport, LLC	Delaware
Hub Freight Services, Inc.	Delaware
Comtrak Logistics, Inc.	Delaware
HGNA Group de Mexico, S. de RL de C.V.	Mexico
Mode Transportation, LLC	Delaware